SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32193; File No. 812-14589]

New York Life Insurance and Annuity Corporation, <u>et al</u>; Notice of Application

July 26, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended ("Act") and an order of exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

<u>Applicants</u>: New York Life Insurance and Annuity Corporation ("NYLIAC"); NYLIAC Variable Annuity Separate Account—I ("VA I"), NYLIAC Variable Annuity Separate Account—II ("VA-II"), NYLIAC Variable Annuity Separate Account—III ("VA-III"), NYLIAC Variable Annuity Separate Account—IV ("VA-IV"), NYLIAC Variable Universal Life Separate Account—I ("VUL I"), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I ("Corporate VUL I"), NYLIAC Private Placement Variable Universal Life Separate Account – I ("Private VUL I"), and NYLIAC Private Placement Variable Universal Life Separate Account – II ("Private VUL II") (collectively, the "Separate Accounts" and together with NYLIAC, the "Section 26 Applicants"); and MainStay VP Funds Trust (the "Trust" and, together with NYLIAC and the Separate Accounts, the "Section 17 Applicants").

<u>Summary of Application</u>: The Section 26 Applicants seek an order pursuant to section 26(c) of the Act approving the substitution of shares of the Replacement Portfolio (defined below) for shares of the Existing Portfolio (defined below), held by the Separate Accounts to support certain variable annuity contracts and variable universal life insurance policies (the "Contracts") issued by NYLIAC (the "Substitution"). The Section 17 Applicants seek an order pursuant to

section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions ("In-Kind Transactions") in connection with the Substitution.

Filing Dates: The application was filed on December 11, 2015, and amended on May 13, 2016, and July 25, 2016. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 22, 2016, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the requester's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 51 Madison Avenue, New York, NY 10010.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations:</u>

1.   NYLIAC is a Delaware stock life insurance company licensed to sell life, accident and health insurance, and annuities in the District of Columbia and all states. NYLIAC is an indirect wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company ("New York Life").

2.   NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts of NYLIAC established under Delaware law pursuant to resolutions of NYLIAC's Board of Directors to fund the Contracts.

3.   Each Separate Account meets the definition of "separate account" as defined in section 2(a)(37) of the Act. Each Separate Account, except for Private VUL I and Private VUL II, is registered under the Act as a unit investment trust. Private VUL I and Private VUL II are exempt from registration under the Act pursuant to sections 3(c)(1) and 3(c)(7) of the Act.

4.   Interests under the Contracts, except for Contracts issued through Private VUL I and Private VUL II, are registered under the Securities Act of 1933, as amended (the "1933 Act"). Contracts issued through Private VUL I and Private VUL II are sold without registration under the 1933 Act in reliance on the private offering exemption of section 4(2) of the 1933 Act and Regulation D thereunder.

5.   Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts"). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Portfolio"). Contract owners and participants in group Contracts (each a "Contract Owner" and collectively, the "Contract Owners") may

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allocate some or all of their Contract value to one or more Subaccounts that are available as investment options under the Contracts.

6.　　　Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include appropriate disclosure of this reservation of right.

7.　　　The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the Act. The Trust currently consists of 31 series ("Series"). Each Series may offer three classes of shares, namely the Initial Class, Service Class and Service 2 Class. For each Series offering Service Class and Service 2 Class shares, the Trust has adopted a Distribution and Service Plan for the Service Class and Service 2 Class shares pursuant to Rule 12b-1 under the Act. The Replacement Portfolio (defined below) is a Series of the Trust.

8.　　　New York Life Investment Management LLC (the "Manager"), an indirect wholly-owned subsidiary of New York Life, serves as the investment manager of each of the Series of the Trust. The Manager is a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940.

9.　　　 The Trust and the Manager may rely on an order from the Commission that permits the Manager, subject to certain conditions, including approval of the Trust's board of trustees ("Board"), including a majority of trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, and without the approval of shareholders, to: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each, a "Subadvisor" and collectively, the "Subadvisors") to manage all or a portion of the assets of each Series pursuant to an investment sub-advisory agreement with each Subadvisor; and

(ii) materially amend sub-advisory agreements with the Subadvisors.[1]

10.   NYLIAC, on behalf of itself and its Separate Accounts, proposes to exercise

its contractual right to substitute shares of one Portfolio for that of another by replacing the

shares of the Royce Micro-Cap Portfolio (Investment Class) (the "Existing Portfolio")[2] that

are held in Subaccounts of its Separate Accounts with shares of the MainStay VP Small Cap

Core Portfolio (Initial Class or Service Class) (the "Replacement Portfolio").

11.   Applicants state that the proposed Substitution is part of an ongoing effort by

NYLIAC to make its Contracts more attractive to existing and prospective Contract Owners.

The Section 26 Applicants believe the proposed Substitution will help to accomplish these goals

for several reasons. The Section 26 Applicants believe, based on its estimates for the current

year, the total annual operating expenses for the Replacement Portfolio will be lower than those

of the Existing Portfolio, which the Section 26 Applicants believe will appeal to both existing

and prospective Contract Owners. In addition, subject to shareholder approval of the manager

of managers arrangement, Applicants state that the Proposed Substitution will result in more

investment options under the Contracts having the improved portfolio manager selection

afforded by the Manager of Managers Order, which the Section 26 Applicants believe will

appeal to both existing and prospective Contract Owners. Finally, Applicants state that the

proposed Substitution is designed to provide Contract Owners with the ability to continue their

investment in a similar investment option without interruptions and at no additional cost to

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[1] *See* The MainStay Funds, et al., Investment Company Act Rel. Nos. 31597 (May 11, 2015) (notice) and 31663 (Jun. 8, 2015) (order) ("Manager of Managers Order").

[2] The Existing Portfolio is a series of Royce Capital Fund, a Delaware statutory trust registered with the Commission as an open-end management investment company under the Act and its shares are registered under the 1933 Act.

them. In this regard, NYLIAC or an affiliate will bear all expenses and transaction costs incurred in connection with the proposed Substitution and related filings and notices, including legal, accounting, brokerage, and other fees and expenses.

12.   The proposed Substitution will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents (collectively, "Supplements") and delivered to all affected Contract Owners at least 30 days before the date the proposed Substitution is effected (the "Effective Date"). The Supplements will give Contract Owners notice of NYLIAC's intent to substitute shares of the Existing Portfolio as described in the application on the Effective Date. The Supplements also will advise Contract Owners that for at least thirty (30) days before the Effective Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Existing Portfolio ("Existing Portfolio Subaccount") to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

13.   In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Existing Portfolio Subaccount on the Effective Date will be transferred to the Subaccount investing in the Replacement Portfolio ("Replacement Portfolio Subaccount"), and that the proposed Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Effective Date, NYLIAC will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their

Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, NYLIAC will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Effective Date.

14.   NYLIAC will send Contract Owners the prospectus for the Replacement Portfolio in accordance with applicable legal requirements and at least 30 days prior to the Effective Date. The prospectus for the Replacement Portfolio will disclose the existence, substance and effect of the Manager of Managers Order, and will disclose that the Replacement Portfolio may not rely on the Manager of Managers Order without first obtaining shareholder approval. The Replacement Portfolio will not rely on the Manager of Managers Order unless such action is approved by a majority of the Replacement Portfolio's outstanding voting securities, as defined in the Act, at a meeting whose record date is after the proposed Substitution has been effected.

15.   In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Effective Date, Contract Owners will be sent a written confirmation of the completed proposed Substitution in accordance with rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplement.

16.   The proposed Substitution will take place at the Existing and Replacement Portfolios' relative per share net asset values determined on the Effective Date in accordance with section 22 of the Act and rule 22c-1 under the Act. Accordingly, applicants state that the

proposed Substitution will have no negative financial impact on any Contract Owner. The proposed Substitution will be effected by having the Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind on the Effective Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date.

17.   NYLIAC or an affiliate will pay all expenses and transaction costs incurred in connection with the proposed Substitution and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. Applicants state that no costs of the proposed Substitution will be borne directly or indirectly by Contract Owners. Applicants state that Contract Owners will not incur any fees or charges as a result of the proposed Substitution, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way. Applicants state that the proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

18.   The Section 26 Applicants further agree that the Manager will enter into a written contract with the Replacement Portfolio whereby during the two years following the Effective Date the annual net operating expenses of the Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2015. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Effective Date will not be increased at any time during the two year period following the Effective Date.

Legal Analysis:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the proposed Substitution. Section 26(c) of the Act

prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.	Applicants submit that the proposed Substitution meets the standards set forth in section 26(c) and that, if implemented, the Substitution would not raise any of the concerns underlying that provision. Applicants state that the investment objectives of the Existing Portfolio and the Replacement Portfolio are identical, and the principal investment strategies and principal risks of the Existing Portfolio and the Replacement Portfolio are substantially similar. The Applicants also state that the total annual operating expenses and the aggregate management fees and 12b-1 fees, if any, of each class of the Replacement Portfolio are expected to be lower than the respective total annual operating expenses and management fees of the Existing Portfolio.

3.	Applicants also assert that the proposed Substitution is consistent with the principles and purposes of section 26(c) and does not entail any of the abuses that section 26(c) is designed to prevent. Applicants state that the proposed Substitution will not result in the type of costly forced redemptions that section 26(c) was intended to guard against and is consistent with the protection of investors and the purposes fairly intended by the Act.

4.	The Section 17 Applicants request that the Commission issue an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to carry out the In-Kind Transactions.

5.	Section 17(a)(1) of the Act prohibits any affiliated person of a registered

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investment company, or an affiliated person of an affiliated person, acting as principal, from

knowingly selling any security or other property to such registered investment company.

Section 17(a)(2) of the Act prohibits any of the persons described above, acting as principal,

from knowingly purchasing any security or other property from such registered investment

company.

6.   Section 17(b) of the Act provides that the Commission may, upon application,

issue an order exempting any proposed transaction from the provisions of section 17(a) if

evidence establishes that: (1) the terms of the proposed transaction, including the consideration

to be paid or received, are reasonable and fair and do not involve overreaching on the part of

any person concerned; (2) the proposed transaction is consistent with the policy of each

registered investment company concerned, as recited in its registration statement and reports

filed under the Act; and (3) the proposed transaction is consistent with the general purposes of

the Act.

7.   The Existing Portfolio and the Replacement Portfolio may be deemed to be

affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a

separate account of an insurance company are legally owned by the insurance company.

Currently, NYLIAC, through its Separate Accounts, owns more than 25% of the shares of the

Existing Portfolio, and therefore may be deemed to be a control person of the Existing Portfolio.

In addition, the Manager, as investment adviser to the Replacement Portfolio, may be deemed to

be a control person thereof. Because NYLIAC and the Manager are under common control,

entities that they control likewise may be deemed to be under common control, and thus

affiliated persons of each other, notwithstanding the fact that the Contract Owners may be

considered the beneficial owners of those shares held in the Separate Accounts.

8.   The Existing Portfolio and the Replacement Portfolio also may be deemed to be affiliated persons of affiliated persons. Regardless of whether NYLIAC can be considered to control the Existing and Replacement Portfolios, NYLIAC may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, NYLIAC may be deemed an affiliated person of the Replacement Portfolio because its affiliate, the Manager, may be deemed to control the Replacement Portfolio by virtue of serving as its investment adviser. As a result of these relationships, the Existing Portfolio may be deemed to be an affiliated person of an affiliated person (NYLIAC or the Separate Accounts) of the Replacement Portfolio, and vice versa.

9.   The proposed In-Kind Transactions, therefore, could be seen as the indirect purchase of shares of the Replacement Portfolio with portfolio securities of the Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the Replacement Portfolio. The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by NYLIAC (or the Separate Accounts), acting as principal. If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

10.   The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do

not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in rule 17a-7 and the Act, other than the requirement relating to cash consideration. Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the Existing and Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either the Existing Portfolio or the Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

11.   The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of the Existing Portfolio and the Replacement Portfolio as stated in their respective registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the Act.

Applicants' Conditions:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The proposed Substitution will not be effected unless NYLIAC determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the proposed Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory

requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitution.

2.   NYLIAC or its affiliates will pay all expenses and transaction costs of the proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the proposed Substitution.

3.   The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

4.   The proposed Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the proposed Substitution.

5.   The rights or obligations of the Section 26 Applicants under the Contracts of affected Contract Owners will not be altered in any way. The proposed Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable investment option for use with such riders.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Existing Portfolio (before the Effective Date) or the Replacement Portfolio (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any

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market timing/short-term trading provisions of the relevant prospectus, NYLIAC will not

exercise any right it may have under the Contract to impose restrictions on transfers between the

Subaccounts under the Contracts, including limitations on the future number of transfers, for a

period beginning at least 30 days before the Effective Date through at least 30 days following the

Effective Date.

7.   All affected Contract Owners will be notified, at least 30 days before the Effective

Date about: (a) the intended substitution of the Existing Portfolio with the Replacement

Portfolio; (b) the intended Effective Date; and (c) information with respect to transfers as set

forth in Condition 6 above. In addition, NYLIAC will deliver to all affected Contract Owners, at

least 30 days before the Effective Date, a prospectus for the Replacement Portfolio.

8.   NYLIAC will deliver to each affected Contract Owner within five (5) business

days of the Effective Date a written confirmation which will include: (a) a confirmation that the

Proposed Substitution was carried out as previously notified; (b) a restatement of the information

set forth in the Supplements; and (c) before and after account values.

9.   The Section 26 Applicants will cause the Manager to enter into a written contract

with the Replacement Portfolio, whereby, during the two (2) years following the Effective Date,

the annual net operating expenses of the Replacement Portfolio will not exceed the annual net

operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2015. The

Section 26 Applicants further agree that separate account charges for any Contract owner on the

Effective Date will not be increased at any time during the two year period following the

Effective Date.

10.   The Replacement Portfolio will not rely on the Manager of Managers Order

unless such action is approved by a majority of the Replacement Portfolio's outstanding voting securities, as defined in the Act, at a meeting whose record date is after the Proposed Substitution has been effected.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary